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                                                              EXHIBIT 99.(a)(17)



FOR IMMEDIATE RELEASE


Contact:     The Herman Group, Inc.
             800-992-6176
             Attention: Sherri Herman




               PROM INVESTMENT PARTNERS INCREASES OFFER PRICE TO
                  $490 PER UNIT OF PROMETHEUS INCOME PARTNERS


       NEW YORK, NEW YORK (December 10, 1996) -- PROM INVESTMENT PARTNERS L.L.C. has announced that the purchase price in its offer to purchase outstanding units of limited partnership interest of Prometheus Income Partners (the "Partnership") has been increased to $490 per Unit. The increased purchase price by Prom Investment Partners is higher than the price offered by an affiliate of the Partnership's general partner. Unitholders who have tendered their Units to Prom Investment Partners will automatically receive the benefit of the $490 purchase price and need not take any further action.

       Prom Investment Partners' offer has also been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 24, 1996. As of the close of business on December 9, 1996, Prom Investment Partners reasonably believed that approximately 882 Units had been tendered to it and not withdrawn.

       For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for Offer by Prom Investment Partners, at 800-992-6176.